UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For January 27, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy Trust on January 27, 2004 announcing the acquisition of Calgary-based Seventh Energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: January 27, 2004

EXHIBIT A ATTACHED

PRIMEWEST TO ACQUIRE PRODUCING ASSETS IN SOUTHEASTERN ALBERTA January 27, 2004 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust today announces that its subsidiary PrimeWest Gas Corp. ("PrimeWest"), has entered into an agreement (the "Agreement") to acquire all of the outstanding shares of Seventh Energy Ltd. ("Seventh"), a publicly traded company with natural gas and crude oil production focused primarily in Southeastern Alberta, for total consideration of CDN$34.6 million cash plus assumed debt and working capital adjustments.  The cost of the assumption of debt and working capital adjustments is expected to be approximately CDN$8.7 million. The acquisition is expected to close no later than March 18th, 2004 and is subject to regulatory and other conditions, which are typical of transactions of this nature.

The Agreement has the unanimous approval of the Board of Directors of both PrimeWest and Seventh, and includes lock-up agreements from all of the officers and directors of Seventh, representing approximately 23% of the outstanding shares of Seventh on a fully diluted basis.  Documentation regarding the transaction will be mailed to Seventh shareholders of record as quickly as possible, subject to clarification of certain regulatory requirements.  A break fee is contained in the agreement, which would be payable under certain circumstances if the acquisition does not close.

The assets of Seventh being acquired are predominantly comprised of natural gas adjacent to PrimeWest's existing assets in the Princess, Hays and Taber areas and currently produce 1300 BOE per day, of which 72% is natural gas and 28% is crude oil and natural gas liquids.  In order to protect the transaction economics, PrimeWest has hedged approximately 70% of the gas production at a price of CDN$6.18 per thousand cubic feet for one year.

A total of 3.1 MMBOE of proven plus probable reserves are being acquired, based upon independent engineering estimates using the methodology prescribed in National Instrument 51-101.  The acquisition includes approximately 39,000 net acres of undeveloped land, and a proprietary 3-D seismic inventory, both of which will provide enhanced future development opportunities for PrimeWest.

In the near-term PrimeWest will be investing approximately CDN$7 million in drilling, facilities, and waterflood opportunities that will significantly enhance both the production volumes and reserve recovery from the acquired assets.  PrimeWest expects the acquisition to be accretive to its unitholders during 2004 on both a cashflow and net asset value per unit basis.  Both the acquisition and subsequent development costs will be funded through PrimeWest's existing debt facility.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

SUITE 4700, 150 - 6TH AVENUE S.W. CALGARY, ALBERTA CANADA T2P 3Y7 TELEPHONE: (403) 234-6600 FACSIMILE: (403) 266-2825